March 19, 2019

Stephen W. Webster
Chief Financial Officer
Spark Therapeutics, Inc.
3737 Market Street
Suite 1300
Philadelphia, PA 19104

       Re: Spark Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-36819

Dear Mr. Webster:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance